Mail Stop 4561

May 29, 2008

VIA U.S. MAIL AND FAX (562) 733-5200

Mark A. Wallace
Chief Financial Officer
HCP, Inc.
3760 Kilroy Airport Way
Suite 300
Long Beach, CA 90806

> **Re: HCP, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2007**
> **Filed February 12, 2008**
> **File No. 001-08895**

Dear Mr. Wallace:

We have reviewed your response letter dated May 9, 2008 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Financial Statements

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies

Principles of Consolidation, page F-7

1.   We have reviewed your response to comments number three and four. As the financial statements are the responsibility of current management, please tell us and disclose current management's opinion regarding the accounting for the VIE tenants and the deferred financing leases.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief